Suite 1650
1055 West Hastings St.
Vancouver, B.C.
Canada V6E 2E9
T 604 632 4677
F 604 632 4678

Fronteer
The Science of Discovery

VIA SEDAR

May 4, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

RE: Fronteer Development Group Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations* ("NI 51-102")

Following the annual and special meeting of shareholders of **Fronteer Development Group Inc.** (the "Corporation") held on **May 2, 2007** (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Number of directors	• The number of directors was set at seven (7), by a show of hands.
2. Election of directors	• The nominees proposed by management in the management information circular were elected, by a show of hands.

Fronteer
The Science of Discovery

3.	Re-appointment of PricewaterhouseCoopers LLP as the Corporation's auditors	• **PricewaterhouseCoopers LLP, Chartered Accountants** were re-appointed as the Corporation's auditors and the directors were authorized to determine their remuneration, by a show of hands.
4.	Stock Option Plan	• a resolution (a) terminating all previous stock option plans; (b) approving a new stock option plan for the Corporation and setting the number of common shares of the Corporation issuable pursuant to the new plan as 10% of the total number of common shares of the Corporation issued and outstanding from time to time; and (c) ratifying prior grants of 835,000 options, was approved. The result of the vote by Ballot was 9,822,273 shares for and 3,844,410 shares against.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

"Sean Tetzlaff"

Sean Tetzlaff C.A.
Chief Financial Officer
& Corporate Secretary